Davis, Malm & D’Agostine, P.C.

One Boston Place, 37th Floor

Boston, MA  02108

(617) 367-2500

May 16, 2016

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Attention:  Chris Ronne

RE:	Clean Harbors, Inc. and Guarantor Registrants Registration Statement on Form S-4 File No. 333-211234

Ladies and Gentlemen:

Pursuant to the letter dated May 16, 2016 from Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction, there is enclosed a letter from Michael L. Battles, the Company’s Executive Vice President and Chief Financial Officer, confirming the matters described therein and requesting that the effective date of the Registration Statement be accelerated so that the Registration Statement, as amended, shall become effective at 10:00 a.m. on Thursday, May 19, 2016, or as soon thereafter as practicable.

Please advise the undersigned at 617-589-3860, if and when the Registration Statement has become effective.  Please also contact the undersigned should you have any questions or requests for additional information with respect to this filing.  Thank you for your assistance.

Very truly yours,

/s/ John D. Chambliss
John D. Chambliss

cc:                                Michael L. Battles, Executive Vice President and

Chief Financial Officer

C. Michael Malm, Esq.